Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Galexahomes, Inc.
900 6th Ave South #203
Naples , FL 34102
https://galexahomes.com/

Up to $1,069,996.70 in Common Stock at $3.35
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Galexahomes, Inc.
Address: 900 6th Ave South #203, Naples , FL 34102
State of Incorporation: DE
Date Incorporated: December 01, 2020

Terms:

Equity

Offering Minimum: $9,999.75 | 2,985 shares of Common Stock
Offering Maximum: $1,069,996.70 | 319,402 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.35
Minimum Investment Amount (per investor): $335.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Bird

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and recieve additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and recieve an additional 5% Bonus Shares.

Tier 1: $5,000+

- Invest $5,000+ and receive 2% bonus shares on your investment

Tier 2: $10,000+

- Invest $10,000+ and receive 3% bonus shares on your investment

Tier 3: $25,000+

- Invest $25,000+ and recieve an invoice credit equal to 12% of your investment against a Galexa wall system. The credit is not to exceed 5% of the invoice total

Tier 4: $50,000+

- Invest $50,000+ and recieve an invoice credit equal to 15% of your investment against a Galexa wall system. The credit is not to exceed 5% of the invoice total

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Galexahomes, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $335.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The company is a manufacturer and supplier of 100% American made pre-engineered composite walls, floors and roof systems used in residential and commercial buildings and other structures. Our systems are sold to commercial and residential developers, general contractors, architects, engineers, and governmental contractors. Our high-performance fiber reinforced polymer building system is hurricane rated to 250 MPH, corrosion, and rot proof, lightweight, rust and termite proof, ultra-energy efficient, ultra-strong and literally bulletproof (able to stop a 9mm bullet at 5 yards away). Using Galexa material allows completion of traditional structures in a fraction of the time and is a far superior product that will last longer.

Galexahomes, Inc. was origninally formed as Galexahomes, LLC, a Florida LLC, in December 2020 and converted to a Delaware C-Corp. in June 2021. Galexahomes, Inc. has a sister entity, Galexa, Inc. which was formed in 2018 as a Florida C-Corp also founded by Chuck Ardezzone. This Company currently doesn't manage operations and is being wound down.

Competitors and Industry

Galexa directly competes with traditional exterior wall construction materials such as wood and concrete. Only to the extent a customer does not consider the material used in the structure or the performance and longevity of the structure, Galexa competes with other pre-manufactured homes or wall systems. Galexa can also be a material supplier to its indirect competitors to the benefit of the customer.

Current Stage and Roadmap

In 2018 Mr Ardezzone started a company called Galexa, Inc. to act as a general contractor or to directly build single family homes using composite materials.

In late 2020 Galexa Homes, LLC was formed to pursue the entire building industry including composite wall systems for developers, general contractors and construction companies. Galexa Homes Inc. not only sells wall systems used in single family homes but for larger commercial cladding applications. Galexa has successfully designed, engineered, built and delivered two prototype “tiny” homes, a fully built single family home and one blast and bullet proof structural unit for military use. Galexa’s 100% composite wall system meets requirements necessary for Florida Product Approval and has been welcomed by builders, developers and end users throughout Florida. Now is the time for Galexa to automate and expand.

Galexa is looking to fulfill a number of orders placed for 2021 and 2022.

The Team

Officers and Directors

Name: Chuck Ardezzone

Chuck Ardezzone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Ultimate oversight of all aspects of the company. Specific oversight of marketing, bulk sales, operations and contract deliverables. Upon completion of the capital raise, Mr. Ardezzone's compensation will consist of $250,000 annual salary.

- **Position:** Director
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Oversight of management of the company.

Other business experience in the past three years:

- **Employer:** In Trouble Zone Entertainment
  Title: CEO
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Management and oversight of all aspects of the entity.

Name: William Ludwig

William Ludwig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Vice President of Business Development
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Oversight of sales including sales staff in the commercial and residential units and agreements with vendors in the architectural, development and construction industries. Upon completion of the capital raise, Mr. Ludwig's compensation will consist of $200,000 annual salary.

- **Position:** Director
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Oversight of management of the company.

Other business experience in the past three years:

- **Employer:** SolteQ US
  Title: Vice President SolteQ USA Business Development
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Vice President of business development for SolteQ which operates in the solar tiles industry for roofing.

Other business experience in the past three years:

- **Employer:** Core Consulting Solutions
  Title: Sales Director
  Dates of Service: March 01, 2016 - February 01, 2020
  Responsibilities: Sales director for consulting business.

Name: Eric R. Smithers

Eric R. Smithers's current primary role is with Alaris Global Operations. Eric R. Smithers currently services Mr. Smithers will spend approximately 90% of his time at Galexahomes but maintains responsibility as a partner at Alaris Global Operations. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Oversight of all corporate documents including sales and marketing contracts, strategic alliances, and performance contracts. Oversight of any present or future capital raises or corporate structuring arrangements. Upon completion of the capital raise, Mr. Smithers' compensation will consist of $200,000 annual salary.

- **Position:** Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Provide oversight to management of the company

Other business experience in the past three years:

- **Employer:** Alaris Global Operations
  Title: Partner
  Dates of Service: December 28, 2019 - Present
  Responsibilities: Management of corporate documents.

Other business experience in the past three years:

- **Employer:** Secure Digital Asset Group
  Title: General Counsel
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Principal at ERS Consulting and General Counsel and Co-Founder of Secure Digital Asset Group where I specialize in complex corporate structuring, cryptocurrency, and cyber security related matters.

Other business experience in the past three years:

- **Employer:** ERS Consulting, LLC
  Title: Owner
  Dates of Service: June 01, 2006 - Present
  Responsibilities: Principal and Founder of ERS Consulting. ERS Consulting is a multi-faceted consulting firm providing clients with advice, counsel and guidance in a broad range of industries. ERS engagements include land development, commercial brokerage, third party leasing, both broad and subject specific contract negotiations (including lease documents, purchase and sale documents, merger and acquisition, partnering agreements, marketing agreements etc.) Fully familiar with grants (federal and state), opportunity zones, and compliance related thereto. Developed and consulted on various blockchain applications, technology and intellectual property related thereto and strategic "go-to market" strategies including cryptocurrency and non-cryptocurrency blockchain applications. Developed a blockchain based currency system for ECOWAS nations using a stable coin together with a tether to regional and local natural resources in order to bring Africa a leap forward in economic growth.

Other business experience in the past three years:

- **Employer:** Alaris Threat Mitigation Consultants
  Title: Vice President of Sales
  Dates of Service: January 01, 2020 - September 01, 2020
  Responsibilities: Cyber Security is a growing need for all companies, municipalities and individuals. At Alaris, our Federal law enforcement pedigree's have given us unique insight into today's cyber threats and how to protect against them. If you are a corporate executive, manager or head of IT, let us work with your existing in-house or outsourced IT to provide a full range of services. Alaris can provide a full assessment, security plan, monitoring, penetration testing, dark web assessment or compliance plan. We work with all types of entities including those required to be HIPAA and PCI complaint. Alaris is a less expensive and viable option to hiring a full time IT Security employee.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the materials, construction or real estate industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Galexahomes, Inc. was formed on December 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Galexahomes, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Galexa building materials are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service for Galexa or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Galexa could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company and have not yet generated any profits
Galexa Homes has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Galexa has had limited revenues generated since inception and there is no assurance that we will generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history
The Company has a short history and few customers. You are investing in this company, it's because you think that our products have a place in the marketplace, that the team will be able to successfully market, and sell the product or service, that we can price them correctly under the market conditions and sell a sufficient amount so that the Company will succeed.

We may need to raise additional capital through equity and/or debt offerings.
To fund future growth and development, we may need to raise additional funds through a future offering of equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Common Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to modify our business plans and negatively impact our business, development, financial condition, or operating results.

Obtaining Intellectual Property Rights
The Company is in the process of developing patent and trademark rights ("Intellectual Property"). We may not be able to secure enough Intellectual Property to protect our position in the marketplace and therefore not generate enough sales and fail. If we are unable to secure our Intellectual Property, your investment in the Company could be significantly and adversely affected.

Decreased demand in the construction industry would adversely affect our business.
Demand for commercial or residential construction is tied to the broader economy and factors outside the company's control. Should factors such as labor shortages, acts of God, strike, or another pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our material. The building materials industry is highly established using materials used for decades. Because most of our current revenue are derived from sales of our materials, our revenues are therefore dependent upon the market for such materials. If we cannot effectively compete on price, value, and availability of products, we may not be successful and may not be able to continue to operate our business or achieve and maintain profitability.

Increase in cost or decrease in availability of our raw supplies
Increases in the cost of raw materials, or supply disruptions can adversely affect on our business. Our raw materials are currently sourced from domestic vendors who may

in turn source their material from overseas. The costs of these materials may increase due to increased tariffs, shipping or trucking costs or reduced supply. Further, global, or local labor shortages, acts of God, strike or another pandemic, may impact the supply chain, or workforce and result in a negative impact on sales and revenue.

Local, State or Federal Government regulations may increase our expenses or increase the costs to our customers which could have a negative impact on our operations.
We are subject to various governmental building codes and projects are subject to local permitting processes. Any significant delay or rejection of approvals, whether caused by our product or not may negatively impact our sales and profitability.

If the Company cannot raise sufficient funds, it may not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company may require additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought it may have to find other sources of funding for some of the plans outlined in this offering.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Even if we sell all the Common Stock we are offering now and need to raise more funds in the future, if it can't get them, we may fail.

Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management’s control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves ongoing closings which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted we have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The company has broad discretion in the use of proceeds in this Offering.
The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We are an early-stage company and have not yet generated any profits
Galexa Homes has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Galexa has had limited revenues generated since inception and there is no assurance that we will generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. You are investing in this company, it's because you think that our products have a place in the marketplace, that the team will be able to successfully market, and sell the product or service, that we can price them correctly under the market conditions and sell a sufficient amount so that the Company will succeed. To fund future growth and development, we may need to raise additional funds through a future offering of equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Common Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to modify our business plans and negatively impact our business, development, financial condition, or operating results.

Our future success is dependent on the continued service of our senior management.
Any loss of key members of our executive team could have a negative impact on our

ability to manage and grow our business effectively. The experience and relationships of our key personnel provide us with any competitive advantage in the marketplace. Our projected revenues require scaling up of operations. If we are unable to effectively manage our scaling up in operations, we could face unanticipated problems and harm our ability to meet production demands. The day-to-day management of the Company will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Obtaining Intellectual Property Rights
The Company is in the process of developing patent and trademark rights ("Intellectual Property"). We may not be able to secure enough Intellectual Property to protect our position in the marketplace and therefore not generate enough sales and fail. If we are unable to secure our Intellectual Property, your investment in the Company could be significantly and adversely affected.

Decreased demand in the construction industry would adversely affect our business.
Demand for commercial or residential construction is tied to the broader economy and factors outside the company's control. Should factors such as labor shortages, acts of God, strike, or another pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our material. The building materials industry is highly established using materials used for decades. Because most of our current revenue are derived from sales of our materials, our revenues are therefore dependent upon the market for such materials. If we cannot effectively compete on price, value, and availability of products, we may not be successful and may not be able to continue to operate our business or achieve and maintain profitability.

Local or State regulations could have a negative impact on our operations.
We are subject to various governmental building codes and projects are subject to local permitting processes. Any significant delay or rejection of approvals, whether caused by our product or not may negatively impact our sales and profitability.

Increase in cost or decrease in availability of our raw supplies
Increases in the cost of raw materials, or supply disruptions can adversely affect on our business. Our raw materials are currently sourced from domestic vendors who may in turn source their material from overseas. The costs of these materials may increase due to increased tariffs, shipping or trucking costs or reduced supply. Further, global, or local labor shortages, acts of God, strike or another pandemic, may impact the supply chain, or workforce and result in a negative impact on sales and revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chuck Ardezzone	6,300,000	Common Stock	63.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 319,402 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of Securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $100.00
Number of Securities Sold: 10,000,000
Use of proceeds: Conversion to C-Corp from LLC, founders shares issued.
Date: July 14, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on the full capital raise sought, the Company can sustain operations, without any revenue generation for approximately six months through selective expenditures, pairing overhead expenses and focusing on marketing. As a manufacturer, without sales operational expenses such as labor are greatly reduced or eliminated.

Foreseeable major expenses based on projections:

Marketing and sales are the company's greatest expense followed by labor (when a contract is secured). As revenue permits, additional intellectual property wll be needed and robotics will be pursued.

Future operational challenges:

Logistics may play a role in future operational challenges as we do not control the expenses related thereto. Opening different geographical facilities is an option assuming the cost benefit of new locations outweighs the shipping and logistical costs of a single manufacturing location.

Future challenges related to capital resources:

If we cannot raise enough capital to purchase the planned robotics, labor costs will be a larger portion of our COGS and reduce profit margin. To be most competitive it would be advisable to move to robotics as soon as practical. If capital resources are scarce we may not be able to conduct enough sales and marketing activity to generate revenue sufficient to carry te company forward long term.

Future milestones and events:

Commencing performance on one of the Company's already secured letters of intent will propel sales forward. Having a larger project (such as our planned 128 units) to show potential buyers will be key in securing additional sales. Installation of a fully robotic manufacturing facility will allow us to manufacture in much larger volumes in a shorter time frame.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date Galexa has founders equity and personal contributions.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The capital to be raised in this Regulation CF are critical to our operations and bringing the products to market. We will continue to pursue investment by interested parties and strategic partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The capital sought in the current offering are critical to the long term success of the Company. When the Company enters into a binding contract, initial capital is needed to order raw materials and set up operations for production of our products. Investment capital will be used to automate our production, increase profit margin and allow for larger contracts to be executed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Without regard to any sales, and only reliant on the capital raised, the operations will continue for approximately six months. This time frame is based on expenses related to marketing, professional fees, some operational costs but minimal salaries or executive compensation. If minimum sales are achieved during that time period, the operations can continue for over a year with profits reinvested.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the maximum capital is raised, the Company can continue with no sales and operations can continue for approximately 14 months. With sales at half the pipeline expected sales, the Company can continue for approximately 36 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has not yet identified additional capital sources.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $33,500,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

First, the company analyzed the contract value of current letters of interest and meaningful conversations with a 3.5x multiple of estimated sales based on those discussions.

Second, the company used Equidam's report on multiples by industry from 2020 which included published data of sales based on EBITDA of over 30,000 sold private companies. While EBITDA multiples across all industries were highest over a five-year period at 4.7x, and lowest at 2.8x over the same five-year period. We used the lower end of this scale at a 3.5x. In particular, the Company analyzed valuations based on the Construction Supplies and Fixtures industry (which was 8.55).

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we only have one class of stock currently and do not have any outstanding options, warrants or other securities with a right to acquire shares. The company does not have any current outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Promotional Video's and social Media Push

- *Working Capital*
  56.5%
  Includes Professional Fees (legal and accounting), Business Development (sales) and some overhead or travel expenses

If we raise the over allotment amount of $1,069,996.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Includes production and 3rd party social media buys.

- *Research & Development*
  2.0%
  Includes patents and various state building approvals

- *Company Employment*
  12.0%
  Includes all executives and employees

- *Working Capital*
  32.5%
  Includes business development, manufacturing operations working inventory

- *Operations*
  10.0%
  Professional fees, rent expense, operational expenses related to plant.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://galexahomes.com/ (Under Financial Information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/galexa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Galexahomes, Inc.

[See attached]

GALEXA HOMES

FINANCIAL STATEMENTS

for the Month Ended December 31, 2020

and

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Stockholders
Galexa Homes
Naples, Florida

We have reviewed the accompanying balance sheet of Galexa Homes as of December 31, 2020 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for my report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

Minette L. La Croix, CPA, PA

April 3, 2021

GALEXA HOMES

Balance Sheet
December 31, 2020

Read Independent Accountants' Review Report

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	-
Contracts receivable, including retainages of $0		-
Total Current Assets		-
PROPERTY AND EQUIPMENT		
Office equipment and furniture		-
Vehicles		-
Less accumulated depreciation		-
		-
OTHER		
Job Security deposits		-
		-
	$	-

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	-
Accrued payroll		-
Income taxes payable		-
Sales tax payable		-
Total Current Liabilities		-
STOCKHOLDER'S EQUITY		
Capital stock - common		1,000
Additional paid-in capital		42,925
Retained earnings		(43,925)
Total Stockholder's Equity		-
	$	-

GALEXA HOMES

Statement of Income
For the Year Ended December 31, 2020

Read Independent Accountants' Review Report

REVENUES		
Contract revenue	$	-
CONTRACT COSTS		-
Gross Profit		-
OPERATING EXPENSES		
Depreciation and amortization		-
General and administrative		43,925
		43,925
Income from Operations		(43,925)
Provision for Income Taxes		-
Net Income	$	(43,925)

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

GALEXA HOMES

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

Read Independent Accountants' Review Report

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 1, 2020	$ -	$ -	$ -	$ -
Net Income	-	-	(43,925)	(43,925)
Increase/Reduction in Capital	1,000	42,925	-	43,925
Balances at December 31, 2020	$ 1,000	$ 42,925	$ (43,925)	$ -

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

GALEXA HOMES

Statement of Cash Flows
For the One Month Ended December 31, 2020

Read Independent Accountants' Review Report

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$	-
Cash paid to suppliers		43,925
Net Cash Used by Operating Activities		(43,925)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		-
Net Cash Used by Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan received		-
Capital Increase/Reduction		43,925
Net Cash Provided by Financing Activities		43,925
Decrease in Cash and Cash Equivalents		-
Cash and Cash Equivalents at Beginning of Year		-
Cash and Cash Equivalents at End of Year	$	-

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

Reconciliation of Net Income to Net Cash Used by Operating Activities

Net income	$	(43,925)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		-
(Increase) decrease in assets:		
Contracts receivable		-
Costs and estimated earnings in excess of billings on uncompleted contracts		-
Security deposits		-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		-
Net Cash Used by Operating Activities	$	(43,925)

GALEXA HOMES

Schedule of General and Administrative Expenses
For the One Month Ended December 31, 2020

Read Independent Accountants' Review Report

Advertising & Promotion	$	3,300
Bank Service Charges		-
Business Development		-
Business Licenses		125
Donations & Contributions		-
Education and Training		-
Fines & Penalties		-
Interest Expense		-
Meals and Entertainment		-
Office Expense		-
Payroll Taxes - Office		-
Professional Fees (Fundraising)		33,000
Repairs and Maintenance		-
Rent		-
State Income Taxes		-
Telephone Expense		-
Travel		-
Utilities		-
Website		7,500
	$	43,925

NOTE A - NATURE OF BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

GALEXA HOMES (the "Company") was incorporated on December 1, 2020 as a Florida LLC with the intention of converting to a Delaware C Corp. It is a general contracting company engaged in both residential homes and commercial projects around the United States. It is the future of building.

The Company uses a patented super composite building system pre-engineering in their Naples facility. Their construction is designed to be net zero. It is safer, stronger and built in a fraction of the time. Their buildings are hurricane rated at 250 mph wind speed, are non-combustible/Class A Fire Rated, prevent progressive colllapse, bullet proof, mold resistance and affordable.

The Company targets commercial construction projects for national retailers opening new locations. The work is performed primarily under fixed-price contracts.

Summary of Significant Accounting Policies

Recognition of Contract Revenue and Costs

Revenue from construction contracts is recognized as work progresses, using the percentage of completion method. The percentage of completion of each contract is determined by the contract costs incurred to date, proportionate to the current estimated total cost of the respective contract.

Contract costs are recognized in the period in which they are incurred. They include all direct material, labor and subcontract costs, and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred.

If a loss is expected to occur on a contract, the entire amount of the ultimate loss is estimated and accrued in the period in which it becomes known. If changes in job conditions or estimated profitability result in revenue or cost revisions, these revisions are recognized in the period in which they are first determined.

NOTE A - NATURE OF BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

There is no allowance for doubtful accounts provided in the balance sheet. In management's opinion, all contract receivables are considered collectible. The Company grants credit to its customers under normal credit terms. Contract receivables are generally secured by mechanics liens.

Depreciation

The Company records its property and equipment at cost. Depreciation is computed principally using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The Company is taxed under the U.S. Internal Revenue Code as a C-corporation. The Company is also subject to state and local income taxation by the jurisdictions that it does business in. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filling deadlines for those returns. Penalties and interest assessed by the income taxing authorities would be included in operating expenses. A liability of $0 for Federal and State Income Taxes and any interest or penalties on the balances due has been accrued as of December 31, 2020.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - CONTRACTS IN PROGRESS

There were no contracts in progress as of December 31, 2020.

NOTE C – OPERATING LEASES

The Company has no lease agreements as of December 31, 2020.

NOTE D – LINE OF CREDIT AGREEMENT

The Company does not utilize any lines of credit with financial institutions as of December 31, 2020.

NOTE E – CONCENTRATION OF CREDIT RISK FROM CASH DEPOSIT IN EXCESS OF INSURED LIMITS

The Company may have its cash balances at multiple financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2020, the Federal Deposit Insurance Corporation insured up to $250,000, leaving the Company's uninsured cash balance at $0. Management is aware of the risk of uninsured cash balances.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated subsequent events though April 3, 2021, the date on which the financial statements were available to be issued. There are no subsequent events.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Galexa

Commercial & Residential Advanced Building Systems


GALEXA
ADVANCED BUILDING SYSTEMS

Website Naples , FL REAL ESTATE

$0.00 raised

0 Investors	$33.5M Valuation
$3.35 Price per Share	$335.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

After 3 1/2 years of product research & development, as well as building 2 composite tiny home prototypes, one blast proof and bullet proof composite military prototype, and a new composite single family home Galexa Homes is launching now! Galexa is a manufacturer and material supplier of 100% American made composite walls, floors, and roof systems used in the exterior shell of homes, commercial buildings and other structures. This means we supply these pre-engineered systems using stronger, lighter, ultra energy efficient materials unlike what's being used traditionally in the industry now. Since Galexa pre engineers their wall, roof and floor systems in a factory this enables our structures to quickly go up in a manner of days versus weeks.

Overview Team Terms Updates Comments Follow

OVERVIEW

The Future of Building Technology

Founder and CEO Chuck Ardezzone, a serial entrepreneur, started developing Galexa 3 ½ years ago after running a successful film and documentary production company (Source). Chuck is looking to get back into the real estate market and build affordable housing in Collier County, Florida.

After learning about how the cheapest housing is made with wood, which rots, molds, and burns - he decided to look into alternative building systems.

After years of research and development, we believe Galexa created one of **the first and only total composite building system**.



**Images are of demo versions. Product is still currently under development.*

The next step questioned whether the marketplace would accept the new improved product? The answer was a resounding YES. To date Galexa has over 200 units on order with no marketing.

Galexa homes are currently under development and are in the production stage.

THE PROBLEM

Affordable Housing Materials Are Lacking

Traditional building materials (wood, concrete, and steel) all fail over time and are no match for Mother Nature.

All of them have drawbacks in strength, weight or longevity. We believe Galexa's 100% composite materials are far superior to wood which rots, molds, and burns, steel which is super heavy & rusts, and concrete, cracks.

In addition most most materials used in today's building industry take considerable time and labor to construct On Site. Since Galexa pre-engineers their wall, floor, and roof systems in the factory, we expect they save time and $ and make the process in the field much faster. A typical 1800 SF home can be erected in only a few days.



Reasons to Invest

- To date, Galexa has over $11 million in their pipeline consisting of over 200 units to be built.
- Galexa is proudly disrupting the $1.7 trillion construct industry (Source).
- We reduce on site labor costs by over 30%. In addition, our materials exceed even the toughest standards for strength and durability.
- All Galexa structures are 250 MPH hurricane rated, rust proof, rot proof, termite proof, Class A fire rated and bulletproof, literally!

THE MARKET

Disrupting the Construction Industry

Galexa is proudly disrupting the **$1.7 trillion dollar** construction business (Source) by building with safer stronger and more energy efficient materials.

- **Wood**, which rots, burns, and attracts termites
- **Steel**, which is heavy and rusts
- **Block**, which cracks and breaks


EIFS Market Goal
$3.2B
$108 Billion



In particular, the exterior insulation and finish system (EIFS) market is projected to reach **$108.11 billion** by 2023, through a CAGR of **12.24%** (**Source**). We estimate that in a short time frame through targeted marketing, Galexa can secure between three to eleven percent (3-11%) of the **$108 billion** EIFS market, generating over **$3.2 billion** in dealer sales.


GALEXA
1/4" Galexa
Storm Panel
Slow Motion

THE SOLUTION

Galexa Make Strong, Safe, Energy-Efficient Buildings

Galexa wall systems are constructed in our factory controlled environment and delivered on site to be installed within days instead of weeks.





**Images are of demo versions. Product is still currently under development.*

Because our materials are up to 80% lighter than steel and can be cut with standard field equipment - we project **installation labor** is greatly reduced while **worker safety** is increased.

This is because of our 100% composite materials. They are stronger, safer and more energy efficient than traditional materials such as concrete and wood.



**Images are computer generated demo versions. Product is still currently under development.*

With our wall system, we don't believe there will be a need for rebar repair and reinforcement after years of corrosion. This can save hundreds of thousands of dollars during the building’s useful life.

The construction industry has historically been subject to heavy labor costs and long construction time frames for on site work. Galexa wall systems will be made in our factory to the specification of the client and delivered on site ready to be installed. We estimate reducing the on-site labor costs by over **30%**. In addition, our materials exceed even the toughest standards for strength and durability such as the various Florida hurricane ratings. All Galexa structures are rated 250 MPH hurricane rated and are one of the only 100% composite building systems in the Florida Building code.


30% reduction
in labor costs

WHY INVEST

We Believe We Have Some of the Safest Homes Available on the Market

In addition to our Florida factory, Galexa expects to have a factory to serve the Western United States and likely in Puerto Rico due to the large rebuilding effort needed in that country.



**Images are computer generated demo versions. Product is still currently under development*

Current Prototypes Manufactured by Galexa



Aurora Single Family Home in Naples, Florida



Lonesome George 100% off-grid tiny home built for Naples, Florida client


GALEXA
www.galexausa.com
Resistant!

Voyager 100% composite Tiny Home in Naples, Florida

Aurora Single Family image are computer generated demo versions. Product is still currently under development



100% composite blast-proof & bullet-proof mobile unit

Top Secret



Orders to be fulfilled in 2021 and 2022:

- 128 Units in Immokalee Fl
- 54 Units in Merritt Island, Fl
- 6 structures in Gasparilla Island, FL
- 3 structures in the Bahammas
- 70 structures in Ft Myers, FL
- 3 structures on Marco Island, FL

In the Press

TECH TIMES
ABNEWSWIRE

SHOW MORE

Meet Our Team



Chuck Ardezzone

Chief Executive Officer, Director

Chuck started his career in real estate in 1989 in Queens, N.Y. in residential sales and management. Eventually he relocated to Los Angeles to pursue a sales management role and then to Naples, Florida. Chuck formed ITZ Media Group, a full- service marketing company, built it to over over 1000 clients and sold ITZ in 2016. Chuck's real estate background reemerged with an affordable housing development project in South Florida. He founded Galexa to help find affordable housing solutions and a means at which to build them. After researching numerous building systems Chuck discovered the 100% composite solution, introduced it into the Florida market and never looked back. Chuck currently oversees Galexa's day to day operations and has assembled a highly talented team from different industries to develop Galexa into a market leader.



Bill Ludwig

Vice President Sales, Director

Bill Ludwig has extensive 25 year sales history and former president of Imports Direct in charge of business development, marketing, logistics and finance. He took his last company from start up to $20 million in only four years. Bill was also the Vice President of Acawe in charge of business development and government coordination.



Eric R. Smithers

Vice President Corporate Affairs, Director

Eric is a self-driven, results focused, corporate executive and real estate broker with 25 years of contributions to business development, strategic alliances, finance, operations, compliance, project management and profitability. While the General Counsel of an International real estate development company Eric developed deep experience in management, finance, marketing, sales and human resources.



Charles Bonasera

Advisor

Charles has spent more than 25 years in operations, supply chain and manufacturing management. He has held senior level positions at Sun Micro Systems, Solectron, Harmonic Inc, and most recently Katerra, a technology-driven construction company as the Vice President of Materials Operations.

Charles core strength is developing operations and supply chain strategies that are in complete alignment with corporate objectives. He has built dynamic global teams and organizations that are lean and highly effective. As corporate objectives evolve his teams has always been the catalyst that drives change throughout the organization from Sales Operations through IT, Sourcing, Manufacturing and Logistics. Charles brings a strong background and outstanding experience in high-tech manufacturing, supply chain management and overall operations management to Galexa.



Gerry Dube

Advisor

Gerry is a senior tech executive with over 30 years' experience in both large enterprises and startup companies. He specializes in data processing and business services for preparation and organization. As a distinguished pragmatist he was an integral VP at Sun Microsystems that was successfully sold to Oracle in 1994. Since 2012 Gerry has worked as President and CEO of Naples based services company, Timeframe Ventures, Inc. providing data processing and business preparation schedules. Gerry is a graduate of the University of Notre Dame.



Todd Gates

Advisor

Todd Gates owner of Gates Construction is recognized as a leading construction management, general contracting and design build firm. During the last 25 years, Todd's company has expanded from its Naples base to provide construction management, general contracting, and design-build services to Sarasota, Palm Beach Gardens, the Southeast region, and Latin America. Gates has been recognized for his industry leadership, including "Builder of the Year" and manages many international projects.



Pete De Mare

Advisor

Pete De Mare is an investor, industry expert and proven business leader in green real estate development and building sustainable companies. He brings a diverse background of building some of the more successful industry teams that have rapidly increased the market adoption of smart building technologies, sustainable business practices, emerging public policies, green real estate development, utility scale infrastructure and new financing mechanisms. Pete sits on a variety of key industry advisory boards. U.S. Green Building Council – LEED Technical Committee Energy and Interdisciplinary Subject Matter Expert.



George Ebinger

Advisor

George is an inventor, entrepreneur and the patent holder of the Automated Waste Scaling System. George identifies a company's strengths and weakness, makes them better and helps grow these companies quickly. George started his own Waste company, grew it quickly and he was bought out 6 years later. George received a letter of accommodation from Wayne Huizenga for surpassing and maintaining a new company record of over $100,000.00 in revenue of new customers per month. Another waste company called "Apollo Waste" recognized George's strengths starting with only 13 trucks 2 years later they grew to 32 trucks. They sold out for $32 million.

Offering Summary

Company	Galexahomes, Inc.
Corporate Address	900 6th Ave South #203, Naples , FL 34102
Offering Minimum	$9,999.75
Offering Maximum	$1,069,996.70
Minimum Investment Amount (per investor)	$335.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,985
Maximum Number of Shares Offered	319,402
Price per Share	$3.35
Pre-Money Valuation	$33,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Bird

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and recieve additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and recieve an additional 5% Bonus Shares.

Tier 1: $5,000+

- Invest $5,000+ and receive 2% bonus shares on your investment

Tier 2: $10,000+

- Invest $10,000+ and receive 3% bonus shares on your investment

Tier 3: $25,000+

- Invest $25,000+ and recieve an invoice credit equal to 12% of your investment against a Galexa wall system. The credit is not to exceed 5% of the invoice total

Tier 4: $50,000+

- Invest $50,000+ and recieve an invoice credit equal to 15% of your investment against a Galexa wall system. The credit is not to exceed 5% of the invoice total

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Galexahomes, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $335.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TRANSCRIPT FOR GALEXA VIDEO #1 (For Header)

"Invest In Galexa"

Hi, I'm Chuck Ardezzone founder of Galexa, and we build residential, multi-family and commercial buildings out of 100% composite materials. All of our Galexa Structures are built safer, stronger, faster, and are much more energy efficient than anything else on the market today. And after 3 and 1/2 years of product research and development, going through rigorous Florida product approval and testing, Galexa is officially launching. Galexa is one of the first to market building residential and commercial buildings out of 100% composite materials that are pre-engineered in a factory, traditional buildings such as wood and concrete are inferior products and are not safe during natural disasters. All Galexa homes are built stronger, safer, faster, and much more energy efficient (may need to add "than wood or concrete block"). All of our structures are 250 MPH hurricane rated, prevent progressive collapse, are mold resistant, and come with a class A fire rating and they are literally bullet proof. All Galexa structures are super energy efficient and designed to be net 0, since our walls are pre-engineered in a factory they go up in a matter of hours, not days. Thanks for taking a look at Galexa, the future of this 1.7 trillion dollar a year construction business, now we think this is a great opportunity for you to invest in a growing company and get in on the ground floor of one of the only company's building out of 100% composite materials and we have a lot of orders to fulfill so invest in the future of construction. Invest in Galexa today.

Additional Video

YOU IN THE MARKET FOR A BRAND NEW HOME AT AN AFFORDABLE PRICE. GALEXA BUILDS STATE OF THE ART HOMES THAT ARE PRE ENGINEERED IN OUR NAPLES FLORIDA FACTORY MOTHER NATURE WONT SLOW GALEXA DOWN EITHER AND IF YOU THINK WOOD HOMES THINK AGAIN DO YOU THINK CONCRETE BLOCK HOMES ARE SAFE THINK AGAIN ALL OF OUR HOMES AND BUILDINGS ARE MANUFACTURED WITH GALEXA'S PATENETED SUPER COMPOSITE BUILDING SYSTEM ALL GALEXA HOMES COME WITH A 250 MPH WIND SPEED RATING PREVENT PROGRESSIVE COLLAPSE ARE MOLD RESISTENT ARE AVAILABLE WITH A CLASS A FIRE RATING AND ARE BULLET PROOF LITERALLY ALL GALEXA HOMES ARE ALSO DESIGNED TO BE NET ZERO ARE PRE WIRED WITH SOLAR POWER AND BACK UP GENERATION AND ARE BUILT IN A FRACTION OF THE TIME COMPARED TO CONVENTIONAL CONTRUCTION IF YOUR IN THE MARKET FOR A BRAND NEW MODERN AND AFFORDABLE HOME CALL GALEXA TODAY.

TRANSCRIPT FOR GALEXA VIDEO #2

"Galexa Homes are Safer Stronger Affordable"

With all the natural disasters in the world today hurricanes, fires, floods how do you protect your loved ones? Galexa homes are built safer stronger faster than any other home on the market today best of all they are affordable, the future of home building is here, all Galexa homes are non combustable class A fire rated prevent progressive collapse and are hurricane rated at 250MPH Galexa homes will look great and keep your loved one's safe. Call Galexa today.

TRANSCRIPT FOR GALEXA VIDEO #3

"Galexa 4 Minute Informercial"

All Galexa products are proudly designed, manufactured, and assembled in the USA.

Galexa builds faster, stronger and safer, with our super composite systems

250 MPH hurricane and tornado impact rated, class A fire rated, sustainable energy efficient, termite resistant, mold resistant, Galexa.

Chuck Ardezzone www.galexahomes.com 917 375 6527

Galexa homes are eco-friendly, reduce the carbon footprint by 25%, produce 0 waste and are super energy efficient up to R 42, the future of building is here and its name is Galexa. Are you in the market for a brand new modern home at an affordable price, Galexa builds state of the art homes that are pre-engineered in our Naples Florida factory, mother nature won't slow Galexa down either, if you think wood homes are safe, think again, do you think concrete block homes are safe, think again, all of our homes and buildings are manufactured with our patented super composite building system. All Galexa homes come with a 250 wind speed rating prevent progressive collapse, are mold resistant and available with a class A fire rating, and are bullet proof, literally. All Galexa homes are designed to be net zero, come pre-wired for solar power, and back up generation, and are built in a fraction of the time compared to conventional construction, if you're in the market for a brand new modern and affordable home, call Galexa today, did you know Galexa building systems can go up to 50 stories high in the harshest environments such as Florida's high velocity wind regions?

With all the natural disasters in the world today hurricanes, fires, floods how do you protect your loved ones? Galexa homes are built safer stronger faster than any other home on the market today best of all they are affordable, the future of home building is here, all Galexa homes are non-combustible class A fire rated, prevent progressive collapse and are hurricane rated at 250MPH. Galexa homes will look great and keep your loved one's safe call Galexa today.

Galexa offers a 50 year structural warranty against rust, rot, mold and termites, Galexa is rated superior construction by insurance companies which will save you at least 15% on home owners insurance too. Let Galexa's team of in house architects design and build your next home, commercials building or structure. Quality strength sustainability Galexa, Galexa is proudly disrupting the building industry that's been the same for 100 years advanced building technology, its name is Galexa A Galexa green-house can be assembled in a couple of hours water resistent and energy efficient all Galexa homes are pre wired for solar and generators no wood no worries no termites, no fires, no mold, hurricane impact resistant,

TRANSCRIPT FOR GALEXA VIDEO #4

"Galexa is the FUTURE of home building"

Galexa is the future of home building, and the future is here, not only do our homes look great Galexa homes are hurricane proof, fire resistant, seismic resistant, energy efficient, but best of all they are affordable.

TRANSCRIPT FOR GALEXA VIDEO #5

"Galexa Bullet Proof and Hurricane Proof Structures"

CHUCK – FOR ALL OF THESE - ARE YOU SAYING THIS OR DESCRIBING THE VIDEO?) 2 x 4's flying at 115 MPH typical construction materials 8 inch concrete wall Five ¾ inch plywood panels slow motion 8 inch concrete walls and ¾ inch plywood 5 layers thick are totally inadequate.

Galexa ¼ inch thick storm panel slow motion a ¼ inch Galexa storm panel performed better than an 8 inch thick concrete wall and 5 pieces of ¾ in plywood. All Galexa homes use our standard ¼ inch panels which are literally bullet proof.

Galexa HS Armor Panel thickness ¼ inch UL level 1 weapon 9mm ammunition 124 grain FMJ, target distance 5 yards

Galexa HS armor panel thickness ¼ inch UL level 2weaspon 357 magnum ammunition 158 grain jsp target distance 5 yards

Galexa HS armor panel thickness ½ in UL Level 3 weapon 44 magnum ammunition 240 grain lead target distance 5 yards

TRANSCRIPT FOR GALEXA VIDEO #6

"Galexa Wetlands Survey"

Galexa commercial and residential advanced building systems is the perfect solution for building in the challenging SWFL building environment. Galexa Homes and commercial buildings not only look great they also withstand winds up to 250MPH. If your planning an undeveloped piece of real estate on which to build you may be required to get a wetlands determination permit, it's an important process ensuring that new construction has a minimal effect on the environment. Today we are out here with Brooke Hollander of tropical environmental consulting. "Brook what are we in for today?" well today we are doing a wetland determination to let you know whether or not there are state and or core of army engineers which is the federal agency jurisdictional wetlands on site, so that's what we are going to do. we are gonna look at the soil we are going to look at the plants we will look at the ground level to see if there is a high water table and that helps us understand whether or not there are wetlands.

Wetlands are important because if wetlands are present state federal wetland permits will be needed and the county needs to find out whether there are wetlands prior to releasing their county building permits. Aside from being so hot out here, everything else was a breeze today its that easy to get your wetlands determination all you have to do is call in a professional like Brooke from tropical environmental consulting, then she'll submit it to the county. Then next thing you know you are approved and you got your new home right here on the site. For more information about Galexas revolutionary building systems call Galexa today or visit on line.

Thank you, Call Chuck Ardezzone for any questions on Galexa's videos

97 375 6527

chuck@galexahomes.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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